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                            July 7, 2023

       Shan-Nen Bong
       Chief Financial Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 6, Keji South 12th Road , Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Form 20-F filed on
April 18, 2023
                                                            File No. 001-38587

       Dear Shan-Nen Bong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed on April 18, 2023

       Item 3. Key information, page 3

   1. Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the
definition of an    investment company    under Section 3(a)(1)(A) of
                                                        the Investment Company
Act of 1940 (   Investment Company Act   ). In your response,
                                                        please address, in
detail, each of the factors outlined in Tonapah Mining Company of
                                                        Nevada, 26 SEC 426
(1947) and provide legal and factual support for your analysis of each such factor.
   2. Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the
definition of an    investment company    under Section 3(a)(1)(C) of
                                                        the Investment Company
Act. In your response, please include all relevant calculations under Section
3(a)(1)(C), identifying each constituent part of the numerators and
 Shan-Nen Bong
FirstName   LastNameShan-Nen  Bong
Aurora Mobile   Limited
Comapany
July 7, 2023NameAurora Mobile Limited
July 7,2 2023 Page 2
Page
FirstName LastName
         denominators. Please also (i) specifically describe the types of assets included within
            cash and cash equivalents,       long-term investments    and
short-term investments    on
         your balance sheet and (ii) describe and discuss their proposed treatment for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its VIE
are    investment
         securities    for purposes of Section 3(a)(2) of the Investment
Company Act.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

3. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
5.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for    Aurora Mobile Limited or the VIE.    We also note that your
list of subsidiaries and
         consolidated variable interest entity in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong, mainland China and countries outside China that are not included in your VIE. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and tell us the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
6. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
 Shan-Nen Bong
Aurora Mobile Limited
July 7, 2023
Page 3
         Communist Party.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Becky Chow, Staff Accountant at 202-551-6524, or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at 202-
551-6756, or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



FirstName LastNameShan-Nen Bong                            Sincerely,
Comapany NameAurora Mobile Limited
                                                           Division of
Corporation Finance
July 7, 2023 Page 3                                        Office of Technology
FirstName LastName